UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 48,386,300 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 48,386,300 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 56,000,000 8. Shared Voting Power 9. Sole Dispositive Power 56,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ending September 30, 2005.

This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005, September 21, 2005, October 12, 2005, October 19, 2005, December 20, 2005 and January 10, 2006 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to add the following information:

On January 23, 2006, Tracinda acquired 5,000,000 shares of General Motors common stock in open market purchases. The settlement date is January 26, 2006. The average purchase price for the 5,000,000 shares is $21.4011 per share, or an aggregate of approximately $107,005,500. On January 24, 2006, Tracinda agreed to purchase 7,000,000 shares of General Motors common stock in a private transaction for $22.25 per share, or an aggregate of $155,750,000. The settlement date is January 27, 2006. Tracinda intends to borrow under the Loan Agreement to fund these purchases.

Item 5. Purpose of Transaction

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	56,000,000	9.9%
250 Rodeo, Inc.	7,613,700	1.3%
Kirk Kerkorian	56,000,000	9.9%
Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 565,506,606 shares of common stock issued and outstanding on October 31, 2005, as set forth in General Motors’ Form 10-Q filed on November 9, 2005, for the period ended September 30, 2005.

(c) The table included in Appendix A sets forth transactions in shares of General Motors common stock by Tracinda in the open market on January 23, 2006, which are to be settled on January 26, 2006, and is incorporated herein by reference. On January 24, 2006, Tracinda agreed to purchase 7,000,000 shares of common stock in a private transaction for $ 22.25 per share ($155,750,000 in the aggregate). This purchase is to be settled on January 27, 2006. Other than as set forth herein or as previously disclosed in the Schedule 13D, none of the persons named in paragraphs (a)-(b) above have effected any transactions in the shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer*

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.

Appendix A

Number of Shares	Price per Share
2,100	$20.6500
100	$20.6600
900	$20.6700
4,400	$20.6900
5,300	$20.7000
5,300	$20.7100
6,100	$20.7200
4,800	$20.7300
5,400	$20.7400
31,039	$20.7500
13,200	$20.7600
500	$20.7800
19,700	$20.7900
39,800	$20.8000
17,000	$20.8100
34,300	$20.8200
3,700	$20.8300
2,000	$20.8400
6,961	$20.8500
84,200	$20.8600
12,500	$20.8700
1,300	$20.8800
300	$20.8900
25,800	$20.9000
44,400	$20.9100
30,000	$20.9200
2,200	$20.9300
35,500	$20.9400
69,900	$20.9500
22,600	$20.9600
74,600	$20.9700
79,300	$20.9800
99,200	$20.9900
261,700	$21.0000
58,800	$21.0100
42,400	$21.0200
4,300	$21.0300
7,800	$21.0400
5,900	$21.0500
14,600	$21.0600
50,500	$21.0700
95,700	$21.0800
75,339	$21.0900
89,916	$21.1000
206,784	$21.1100
73,261	$21.1200
43,300	$21.1300
11,900	$21.1400
4,300	$21.1500
10,300	$21.1600
5,100	$21.1700
21,132	$21.1800
22,300	$21.1900
68,268	$21.2000
48,100	$21.2100
70,614	$21.2200
50,087	$21.2300
26,199	$21.2400
24,700	$21.2500
61,200	$21.2600
55,110	$21.2700
76,295	$21.2800
18,195	$21.2900
25,700	$21.3000
22,400	$21.3100
40,800	$21.3200
9,700	$21.3300
105,600	$21.3400
141,000	$21.3500
79,300	$21.3600
9,900	$21.3700
13,800	$21.3800
29,700	$21.3900
26,000	$21.4000
24,000	$21.4100
20,700	$21.4200
14,600	$21.4300
8,500	$21.4400
57,200	$21.4500
8,400	$21.4600
24,600	$21.4700
6,800	$21.4800
1,000	$21.4900
17,800	$21.5000
1,900	$21.5100
700	$21.5200
7,000	$21.5500
1,700	$21.5600
5,800	$21.5700
19,300	$21.5800
5,700	$21.5900
89,500	$21.6000
14,600	$21.6100
17,000	$21.6200
19,300	$21.6300
10,500	$21.6400
76,700	$21.6500
100	$21.6600
41,500	$21.6800
37,100	$21.6900
23,200	$21.7000
94,500	$21.7100
93,000	$21.7200
18,500	$21.7300
52,500	$21.7400
65,569	$21.7500
53,100	$21.7600
25,400	$21.7700
57,200	$21.7800
69,900	$21.7900
61,100	$21.8000
30,900	$21.8100
61,000	$21.8200
26,600	$21.8300
48,200	$21.8400
165,285	$21.8500
120,246	$21.8600
91,300	$21.8700
105,100	$21.8800
22,600	$21.8900
15,100	$21.9000
35,600	$21.9100
50,300	$21.9200
34,200	$21.9300
40,700	$21.9400
57,700	$21.9500
56,800	$21.9600